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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2005.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

This Form 6-K is incorporated by reference into the following Registration Statements of The Toronto-Dominion Bank:

  1.
  Form F-3 filed February 21, 2002;
  2.
  Form F-10 filed December 16, 2002;
  3.
  Form S-8 filed November 30, 2000;
  4.
  Form S-8 filed November 5, 2002, as amended on June 4, 2004;
  5.
  Form F-10 filed January 5, 2005;
  6.
  Private Placement Memorandum of Toronto Dominion Holdings (U.S.A.), Inc. dated February 24, 2005.

FORM 6-K
SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: March 1, 2005
	By:	/s/ RASHA EL SISSI Name: Rasha El Sissi Title: Associate Vice President, Legal

TD Bank Financial Group completes acquisition of majority interest in
Banknorth Group, Inc.

March 1, 2005, TORONTO, ON and PORTLAND, ME — TD Bank Financial Group (TSX, NYSE: TD) and Banknorth Group, Inc. (NYSE: BNK) today announced the completion of TD's acquisition of 51% of the outstanding shares of Banknorth.

Banknorth shareholders approved the transaction at a special meeting of shareholders on February 18, 2005. In connection with the transaction, Banknorth has changed its name to TD Banknorth Inc. and has reincorporated in Delaware. TD Banknorth Inc. will be listed on the NYSE under the symbol "BNK".

Upon closing, the Bank estimates that TDBFG will have 704,350,000 common shares outstanding. As previously announced, William J. Ryan has joined the TD Board and has been appointed a Vice Chair of TDBFG, effective upon closing.

About TD Bank Financial Group

Marking 150 years of service to Canadians in 2005, The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Personal and Commercial Banking including TD Canada Trust; Wealth Management including the global operations of TD Waterhouse; Wholesale Banking, including TD Securities; and U.S. Retail and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$333 billion in assets, as of January 31, 2005. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

About TD Banknorth Inc.

At December 31, 2004, TD Banknorth Inc. headquartered in Portland, Maine, had assets of $28.7 billion and provided financial services to more than 1.3 million households in the northeast. TD Banknorth's banking subsidiary, Banknorth, N.A., operates banking divisions in Connecticut (Banknorth Connecticut); Maine (Peoples Heritage Bank); Massachusetts (Banknorth Massachusetts); New Hampshire (Bank of New Hampshire); New York (Evergreen Bank); and Vermont (Banknorth Vermont). TD Banknorth and Banknorth, N.A. also operate subsidiaries and divisions in insurance, money management, merchant services, mortgage banking, government banking and other financial services and offers investment products in association with PrimeVest Financial Services, Inc. TD Banknorth Inc. trades on the New York Stock Exchange under the symbol "BNK".

For more information, please contact:

Neil Parmenter	Jeff Nathanson
TD Bank Financial Group	TD Banknorth
416-308-0836	207-761-8517

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FORM 6-K SIGNATURES
TD Bank Financial Group completes acquisition of majority interest in Banknorth Group, Inc.